SCHEDULE II


First Trust CEF Income Opportunity ETF
First Trust Municipal CEF Income Opportunity ETF
First Trust TCW Opportunistic Fixed Income ETF
EquityCompass Risk Manager ETF
EquityCompass Tactical Risk Manager ETF